FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For February 12, 2004
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.

                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F [ X ]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit     Date         Description of Exhibit
   _______     ____         ______________________


      1       2/12/2004     IIJ Announces Positive Quarterly Operating and Net
                            Income for Third Quarter Results for the Year
                            Ending March 31, 2004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Internet Initiative Japan Inc.


Date: February 12, 2004                   /s/  Koichi Suzuki
                                          ______________________________________
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director

                                                                Exhibit 1


    IIJ Announces Positive Quarterly Operating and Net Income for
       Third Quarter Results for the Year Ending March 31, 2004

    NEW YORK--(BUSINESS WIRE)--Feb. 11, 2004--TOKYO, Feb. 12, 2004--

    Internet Initiative Japan Inc. (Nasdaq: IIJIE) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the 3rd quarter of the fiscal year ending March 31, 2004 ("fiscal 2003").

    Third Quarter 2003 Highlights(1)

    3rd Quarter 2003:

    -- IIJ recorded positive quarterly operating income for the first time since 4Q01; and net income for the first time since its Initial Public Offering ("IPO") in August 1999.

    -- Revenues totaled JPY 9,633 million ($ 89.9 million), an increase of 4.9% from JPY 9,185 million in 2Q03, though a decrease of 8.8% compared to 3Q02. The increase from 2Q03 is mainly due to increased revenues from SI and value-added services.

    -- Operating income was JPY 236 million ($ 2.2 million), a significant improvement from the operating losses of 830 million in 2Q03 and JPY 567 million in 3Q02. This was mainly due to increased SI profitability and reduced backbone costs.

    -- Adjusted EBITDA(2) was JPY 1,218 million ($ 11.4 million), an increase from an adjusted EBITDA of JPY 126 million in 2Q03 and JPY 349 million in 3Q02.

    -- Income before income tax was JPY 1,806 million ($ 16.9 million), a substantial improvement from the loss before tax of JPY 987 million in 2Q03. The improvement was primarily a result of positive operating income of JPY 236 million, an extraordinary gain of JPY 1,572 million that was generated by the sale in the Company's stake in DLJdirect SFG Securities Inc. ("DLJdirect SFG Securities") and a gain of JPY 89 million that came from repurchasing and canceling a portion of IIJ's convertible notes that are due in 2005.

    -- Net income was JPY 1,979 million ($ 18.5 million), a marked improvement from the net losses of JPY 278 million in 2Q03 and JPY 2,266 million in 3Q02.

    -- IIJ expects quarterly operating income in 4Q03 to remain positive as a result of its efforts to increase the revenues of high margin services and further reduce costs.

    Overview of 3rd Quarter FY2003 Financial Results and Business
Outlook(3)

    Financial Results and Business Outlook

    "3Q03 was quite remarkable for us," said Koichi Suzuki, President and CEO of IIJ. "We achieved both positive quarterly operating income for the first time since 4Q01 and positive quarterly net income for the first time since our IPO. Our breakthrough to profitability was the result of our successful efforts at cutting costs while increasing revenues from our more profitable services. Though the competition in the Japanese market is still severe, we plan to capitalize on our industry leading skills to continue to increase revenues and seek higher profitability on a continuous basis by actively providing and developing services that meet the demands of corporate customers for advanced network solutions. We are receiving many sales leads, particularly in our Network Integration business which we expect to become one of the main drivers of our future growth."
    "In this quarter, we were particularly successful at reducing our backbone costs which contributed to improved connectivity service profitability," said Yasuhiro Nishi, CFO of IIJ. "In our SI business, revenue from operational outsourcing services increased steadily and contributed to improved operating income. Operating income would have turned positive even without the recovery related to a previously reserved accounts receivable of Crosswave Communications Inc., formerly written-off but now became collectible. Net income turned positive as a result of operating income turning positive and the approximately JPY 1.6 billion of gain on the sale of shares of DLJdirect SFG Securities. We expect operating income to remain positive during 4Q03."

    3rd Quarter FY2003 Financial Results

    Revenues

    Revenues in 3Q03 totaled JPY 9,633 million, a decrease of 8.8% from JPY 10,564 million in 3Q02 and an increase of 4.9% from JPY 9,185 million in 2Q03.




Table 1. Revenues (JPY in millions)
----------------------------------------------------------------------
Revenues                           3Q03  3Q02    YoY    2Q03     QoQ
                                                  %               %
                                                 change         change
----------------------------------------------------------------------
Connectivity and value-added
 services:
----------------------------------------------------------------------
 Dedicated access services       3,204  3,404  (5.9%)  3,236  (1.0%)
----------------------------------------------------------------------
  Dial-up access services          780    776   0.4%     784  (0.5%)
----------------------------------------------------------------------
 Total Connectivity Services     3,984  4,180  (4.7%)  4,020  (0.9%)
----------------------------------------------------------------------
 Value-added services            1,125    913   23.2%  1,081   4.0%
----------------------------------------------------------------------
 Other                             525    468   12.3%    536  (2.1%)
----------------------------------------------------------------------
 Total Connectivity and value-added
 services                         5,633  5,561   1.3%  5,637  (0.1%)
----------------------------------------------------------------------
Systems integration revenues      2,889  3,684 (21.6%) 2,549  13.3%
----------------------------------------------------------------------
Equipment sales                   1,111  1,319 (15.8%)   999  11.2%
======================================================================
Total revenues                    9,633 10,564  (8.8%) 9,185   4.9%
----------------------------------------------------------------------


    Connectivity and value-added services revenues were JPY 5,633 million in 3Q03, an increase of 1.3% compared to 3Q02 and almost flat compared to 2Q03.


Table 2. Connectivity Services (JPY in millions)
----------------------------------------------------------------------

Connectivity Services                             YoY           QoQ
                                  3Q03   3Q02      %    2Q03     %
                                                 change        change
----------------------------------------------------------------------
Dedicated access services:
----------------------------------------------------------------------
  IP Service + DC (connectivity)  2,485  2,548  (2.5%) 2,485   0.0%
----------------------------------------------------------------------
     Others(4)                      719    856 (16.0%)   751  (4.3%)
----------------------------------------------------------------------
 Total Dedicated Access Services  3,204  3,404  (5.9%) 3,236  (1.0%)
----------------------------------------------------------------------


    Dedicated access service revenues were JPY 3,204 million in 3Q03, a decrease of 5.9% compared to 3Q02 and a slight decrease of 1.0% compared to 2Q03. IP Service, including Data Center Connectivity services, decreased by 2.5% in 3Q03 compared to 3Q02 but stayed nearly flat compared to 2Q03. Customers continued to shift from dedicated line-based connectivity services such as IIJ T1 Standard and IIJ Economy Service to lower-cost broadband services such as IIJ FiberAccess/F Service (Maximum 10-100Mbps), However, the increase in IIJ FiberAccess/F Service did not offset the decrease in IIJ T1 Standard and IIJ Economy Service.




Table 3. Number of Contracts
----------------------------------------------------------------------
                                                3Q03    3Q02    2Q03
----------------------------------------------------------------------
IP Services      64kbps - 128kbps                76     130      79
----------------------------------------------------------------------
                 192kbps - 768kbps               22      37      23
----------------------------------------------------------------------
                 1Mbps - 2Mbps                  226     279     226
----------------------------------------------------------------------
                 3Mbps - 1.2Gbps                381     212     336
----------------------------------------------------------------------
Number of Contracts of DC Connectivity
 Services                                       188     139     184
----------------------------------------------------------------------
Other                                         5,991   3,922   5,402
======================================================================
    Total Dedicated Access Services           6,884   4,719   6,250
----------------------------------------------------------------------
IIJ4U (Dial-up access services for retail
 market)                                     69,688  82,193  72,560
----------------------------------------------------------------------
Other Dial-Up Access Services               597,232 370,543 563,086
======================================================================
   Total Dial-Up Access Services            666,920 452,736 635,646
======================================================================



Table 4. Number of Contract Bandwidth (Unit: Gbps)
----------------------------------------------------------------------
                                               3Q03 3Q02 2Q03
----------------------------------------------------------------------
Dedicated Access Services                      60.3 23.3 51.6
----------------------------------------------------------------------
DC Connectivity Services                       15.5  7.0 15.1
======================================================================
Total Contract Bandwidth                       75.8 30.3 66.7
======================================================================


    Dial-up access service revenues were JPY 780 million in 3Q03, an increase of 0.4% compared to 3Q02 and a decrease of 0.5% compared to 2Q03. The steady revenue growth of OEM services, including the CDN platform and NTT's regional L-mode service, mostly offset the decrease in IIJ4U service revenues.
    Value-added service revenues were JPY 1,125 million in 3Q03, an increase of 23.2% compared to 3Q02 and an increase of 4.0% compared to 2Q03. These increases were mainly due to revenue increases from security related services and IIJ VPN standard services.



Table 5. Value-added Services (JPY in millions)
----------------------------------------------------------------------
Value-Added Services                  3Q03 3Q02  YoY   2Q03      QoQ
                                                  %               %
                                                change         change
----------------------------------------------------------------------
Internet Data Center services          373 359    3.7%   371    0.3%
----------------------------------------------------------------------
Other value-added services             752 554   35.8%   710    6.0%
======================================================================
Total Value-Added Service Revenues   1,125 913   23.2% 1,081    4.0%
----------------------------------------------------------------------


    Systems integration services revenues decreased 21.6% to JPY 2,889 million in 3Q03 compared to 3Q02 but recovered 13.3% compared to 2Q03 due to an increase in recurring fees of outsourcing services such as mail and web gateway services.
    Equipment sales revenues were JPY 1,111 million in 3Q03, a decrease of 15.8% compared to 3Q02 and an increase of 11.2% compared to 2Q03.

    Cost and expenses

    Cost of total revenues was JPY 8,125 million in 3Q03, a decrease of 15.4% compared to 3Q02, and a decrease of 2.5% compared to 2Q03.




Table 6. Costs and Expenses (JPY in millions)
----------------------------------------------------------------------
Costs and expenses:                3Q03  3Q02    YoY   2Q03    QoQ
                                                  %             %
                                                change        change
----------------------------------------------------------------------
Cost of Revenues:
----------------------------------------------------------------------
    Cost of connectivity and value-
     added
    services                    4,877  5,180   (5.9%)  5,127  (4.9%)
----------------------------------------------------------------------
Cost of systems integration     2,198  3,173  (30.7%)  2,275  (3.4%)
----------------------------------------------------------------------
Cost of equipment sales         1,050  1,254  (16.3%)    935  12.3%
----------------------------------------------------------------------
Total of Cost of Revenues       8,125  9,607  (15.4%)  8,337  (2.5%)
----------------------------------------------------------------------
Sales and marketing               699    894  (21.8%)  1,100 (36.4%)
----------------------------------------------------------------------
General and administrative        486    512   (4.9%)    482   0.9%
----------------------------------------------------------------------
Research and development           87    117  (25.6%)     96  (9.5%)
======================================================================
    Total costs and expenses    9,397 11,130  (15.6%) 10,015  (6.2%)
----------------------------------------------------------------------


    Cost of connectivity and value-added services was JPY 4,877 million, a decrease of 5.9% compared to 3Q02 and a decrease of 4.9% compared to 2Q03. The gross margin ratio for connectivity and value-added services in 3Q03 was 13.4%, compared to 6.9% in 3Q02 and 9.1% in 2Q03. The improvement in gross margin compared to 2Q03 was a result of our continuous efforts to reduce backbone costs.




Table 7. Backbone Costs (JPY in millions)
----------------------------------------------------------------------
Backbone Costs                     3Q03  3Q02  YoY    2Q03      QoQ
                                                %                 %
                                              Change           Change
----------------------------------------------------------------------
International Backbone Costs      156    432 (63.9%)   247   (36.9%)
----------------------------------------------------------------------
Domestic Backbone Costs           939    902   4.1%    993    (5.5%)
----------------------------------------------------------------------


    International backbone costs were JPY 156 million, a decrease of 63.9% compared to 3Q02 and a decrease of 36.9% compared to 2Q03 as we continued to benefit from our efforts to optimize our network.
    Domestic backbone costs were JPY 939 million, an increase of 4.1% compared to 3Q02 and a decrease of 5.5% compared to 2Q03. The year-over-year increase was due to an increase in connection fees with NTT's regional access networks (FLET'S), along with our broadband strategy of strengthening our backbone network to provide various broadband network services and solutions nationwide. The quarter-over-quarter decrease reflects a decline in backbone prices, which offset an increase in connection fees with FLET'S.
    Cost of SI Revenues was JPY 2,199 million in 3Q03, a decrease of 30.7% compared to 3Q02 and a decrease of 3.4% compared to 2Q03. The gross margin for SI improved to 23.9% in 3Q03 compared to 13.9% in 3Q02 and 10.7% in 2Q03. The gross margin in 3Q03 improved compared to 2Q03 because of an improvement in profitability in SI development contracts and an increase in outsourcing service revenues.
    Sales and Marketing Expenses were JPY 699 million in 3Q03, a decrease of 21.8% compared to 3Q02 and a decrease of 36.4% compared to 2Q03. The 2Q03 expenses included the write-off of JPY 287 million in accounts receivable from Crosswave Communications Inc. ("Crosswave"). In 3Q03, JPY 71 million of the amount that was written-off became collectible. This amount was recorded as income as a result of the reversal of allowance for doubtful receivables from Crosswave.
    General and administrative expenses were JPY 486 million in 3Q03, a decrease of 4.9% compared to 3Q02 and an increase of 0.9% compared to 2Q03.

    Operating income (loss)

    Operating income increased to JPY 236 million in 3Q03 compared to a loss of JPY 567 million in 3Q02 and a loss of JPY 830 million in 2Q03. The improvement from 2Q03 is due to improved profitability in SI, cost reduction for international and domestic backbones and the expected collection of a portion of accounts receivable from Crosswave which required the reversal of related services, that were previously written-off.
    Other income for 3Q03 was JPY 1,570 million, compared to other expenses of JPY 228 million in 3Q02 and JPY 157 million in 2Q03. IIJ recorded a gain on the sale of its shares of DLJdirect SFG Securities, which amounted to JPY 1,572 million and gains from the repurchase and subsequent retirement before maturity of convertible notes, which amounted to JPY 89 million in 3Q03.
    Income tax benefit (expense) for 3Q03 was a benefit of JPY 280 million, compared to an expense of JPY 138 million in 3Q02 and a benefit of JPY 572 million in 2Q03. This is due to a decrease in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of increasing unrealized gains during the quarter on certain available-for-sale securities.
    Equity in net loss of equity method investees amounted to JPY 58 million in 3Q03, compared to JPY 1,375 million in 3Q02, and JPY 50 million in 2Q03.
    Net income was JPY 1,979 million in 3Q03, compared to net losses of JPY 2,266 million in 3Q02 and JPY 278 million in 2Q03. The improvement from 3Q02 is primarily due to the absence in equity method net loss in Crosswave, and the improvement from 2Q03 is due to the return of positive operating income, the gain on the sale of the shares of DLJdirect SFG Securities and the retirement of convertible notes. Basic net income per ADS equivalent was JPY 25.83 in 3Q03, compared to a net loss of JPY 50.40 in 3Q02 and JPY 5.04 in 2Q03.





 Table 8. Other Financial Statistics (JPY in millions)
----------------------------------------------------------------------
Other Financial Statistics           3Q03  3Q02   YoY    2Q03   QoQ
                                                   %             %
                                                 Change        Change
----------------------------------------------------------------------
Adjusted EBITDA(5)                   1,218   349  249.2%  126  863.5%
----------------------------------------------------------------------
 CAPEX, including capitalized
 leases(6)                             508 1,519  (66.5%) 579  (12.3%)
----------------------------------------------------------------------
Depreciation and amortization(7)     1,004   943    6.5%  984    2.1%
======================================================================


    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income according to the consolidated statements of operations that are prepared and presented in accordance with U.S. generally accepted accounting principles in Appendix 1:



Table 9. Adjusted EBITDA (JPY in millions)
----------------------------------------------------------------------
                                                 3Q03  3Q02  2Q03
----------------------------------------------------------------------
Adjusted EBITDA                                 1,218    349  126
----------------------------------------------------------------------
 Depreciation and amortization(8)                (982)  (916)(956)
----------------------------------------------------------------------
Operating income (loss)                           236   (567)(830)
======================================================================
Other income (expenses)                         1,570   (228)(157)
----------------------------------------------------------------------
Income tax expense (benefit)                     (280)   138 (572)
----------------------------------------------------------------------
Minority interests in consolidated
 subsidiaries                                     (49)    42  187
----------------------------------------------------------------------
Equity in net income (loss) of equity method
 investees                                        (58)(1,375) (50)
======================================================================
Net income (loss)                               1,979 (2,266)(278)
----------------------------------------------------------------------


    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with U.S. generally accepted accounting principles in Appendix 4:



Table 10. CAPEX (JPY in millions)
----------------------------------------------------------------------
                                                  3Q03  3Q02  2Q03
----------------------------------------------------------------------
Capital expenditures                              508  1,519   579
----------------------------------------------------------------------
Acquisition of assets by entering into
capital leases                                    168  1,014   431
----------------------------------------------------------------------
Purchase of property and equipment                340    505   148
----------------------------------------------------------------------


    3rd Quarter FY2003 Business Review

    Service Development

    Development of new high-performance routers for cost effective site connectivity network:
    In November 2003, IIJ announced the development of the latest model of the SEIL series of high-performance routers. The router supports higher throughput to maximize utilization of broadband circuits and enhanced VPN functionality with hardware processing to help customers build more cost effective site connectivity networks over the Internet.

    New movement against spam:

    In January 2004, IIJ and IIJ America Inc. started to move against email message abuse. IIJ and IIJ America participated in founding a working group against spam with 19 other international telecommunications companies, Internet Service Providers (ISPs) and related businesses. The kick-off meeting was held in December 2003, and it aims to develop measures that will combat spam emails and other unethical uses of the Internet.

    Introducing new technology to JP DNS Service in cooperation with
JPRS:
    In January 2004, IIJ announced the introduction of IP Anycast technology to JP Domain Name System (DNS) Service with Japan Registry Service (JPRS). This is the first case of this technology being applied to JP DNS Service and it enables more redundancy and effectiveness for users to access the mail servers and websites with ".jp" domain names.

    Network Infrastructure Development

    In 3Q03, IIJ continued to enhance its Internet backbone to maintain the network quality that it provides to its customers. This quarter, IIJ installed one new circuit and upgraded one circuit for the international backbone, and installed one new circuit and upgraded three circuits for the domestic backbone. IIJ is considering cost effectiveness and overall profitability in undertaking the upgrades.

    Finance

    Repurchase and cancellation of convertible notes:

    On November 19, 2003, IIJ announced that it had repurchased a portion of its convertible notes that were to be due in 2005 and cancelled them. As a result, IIJ recorded a one-time gain of JPY 89 million.

    Key Developments of the IIJ Group

    Outsourcing Solutions:

    In 3Q03, IIJ Technology continued to expand its variety of outsourcing solutions. "SoMail" is a large-scale mail system solution that helps customers with more than thousand employees to build a mail server with system extensibility, reliability and stability by adapting open-source-based software. Enhanced Version of Data Integration Service is the world's first platform service that serves as an Internet-based purchasing system (IBPS) top layer and EAI service provider. IBPS Web Application Inspection Service is a service that checks the security vulnerabilities that occur when implementing Web applications. These solutions are provided in cooperation with the vendors with each area's specialty.

    Teleconference/Webcast

    On February 12 at 9:00 am (EST), IIJ will host a conference call to discuss the Company's results and outlook. There will be a simultaneous webcast available at www.vcall.com. A replay will also be available at the same URL.

    Company Information

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJIE) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.
    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding 4Q03 total revenues and operating profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue or may increase; IIJ's ability to raise additional capital to cover its accumulated deficit; IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    Tables to follow

    (1)Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited, consolidated, and represent comparisons between the three-month period ended December 31, 2003, and the equivalent three-month period ended December 31, 2002. For all 3Q03 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 107.13 = US$1.00, the approximate exchange rate on December 31, 2003.
    (2)Please refer to the Reconciliation of Non-GAAP Financial Measures on page 6.
    (3)This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding 4Q03 total revenues and operating profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 4Q03 earnings release, presently scheduled for May 2004.
    (4)Others are IIJ FiberAccess/F Service, IIJ Ether Standard, IIJ DSL/F Service, IIJ T1 Standard and IIJ Economy Service.
    (5)Please refer to the Reconciliation of Non-GAAP Financial
Measures below.
    (6)Please refer to the Reconciliation of Non-GAAP Financial
Measures below.
    (7)Depreciation and amortization includes amortization of issuance cost of convertible notes.
    (8)Depreciation and amortization excludes amortization of issuance cost of convertible notes that was presented as other expenses.


                                                  Appendix 1

                    INTERNET INITIATIVE JAPAN INC.
                   --------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
         ----------------------------------------------------
For the Three Months Ended Dec 31, 2003, Dec 31, 2002 and
Sept 30, 2003 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)



                                         Year-over-year Comparison
                                               Dec 31, 2003
                                       -------------------------------
                                                                % of
                                                               Total
                                         USD (1)       JPY    Revenues
                                       -------------------------------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services             29,908  3,204,046    33.3%
      Dial-up access services                7,277    779,544     8.1
      Value-added services                  10,497  1,124,596    11.7
      Other                                  4,902    525,106     5.4
                                       -------------------------------
            Total connectivity and
             value-added services           52,584  5,633,292    58.5

      Systems integration revenues          26,966  2,888,936    30.0
      Equipment sales                       10,370  1,110,927    11.5
                                       -------------------------------
               Total revenues               89,920  9,633,155   100.0
                                       -------------------------------

Costs and expenses:
Cost of connectivity and value-added
 services                                   45,522  4,876,741    50.6
Cost of systems integration revenues        20,523  2,198,668    22.8
Cost of equipment sales                      9,798  1,049,663    10.9
                                       -------------------------------
                   Total costs              75,843  8,125,072    84.3

Sales and marketing                          6,524    698,948     7.3
General and administrative                   4,540    486,332     5.1
Research and development                       812     86,966     0.9
                                       -------------------------------
         Total costs and
         expenses                           87,719  9,397,318    97.6

                                       -------------------------------
Operating income(loss)                       2,201    235,837     2.4
                                       -------------------------------

Other income(expenses)                      14,655  1,569,957    16.3

                                       -------------------------------
Income(Loss) before income tax
 expense(benefit)                           16,856  1,805,794    18.7
                                       -------------------------------

Income tax expense(benefit)                 (2,618)  (280,406)   (2.9)
Minority interests in consolidated
 subsidiaries                                 (455)   (48,710)   (0.5)
Equity in net loss of equity method
 investees                                    (545)   (58,354)   (0.6)

                                       -------------------------------
Net income(loss)                            18,474  1,979,136    20.5%
                                       ===============================

Basic Net Income(Loss) Per Share                       51,658
Basic Net Income(Loss) Per ADS
 Equivalent                                             25.83
Weighted Average Number of Shares                      38,312
Weighted Average Number of ADS
 Equivalents                                       76,623,702

                                           Year-over-year Comparison
                                                 Dec 30, 2002
                                       -------------------------------
                                                        % of
                                                       Total    YOY
                                             JPY      Revenues  Chg %
                                       -------------------------------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services             3,404,016    32.2%  (5.9%)
      Dial-up access services                 776,173     7.4     0.4
      Value-added services                    913,152     8.6    23.2
      Other                                   467,629     4.4    12.3
                                       -------------------------------
            Total connectivity and
             value-added services           5,560,970    52.6     1.3

      Systems integration revenues          3,683,978    34.9   (21.6)
      Equipment sales                       1,318,630    12.5   (15.8)
                                       -------------------------------
                 Total revenues            10,563,578   100.0    (8.8)
                                       -------------------------------

Costs and expenses:
Cost of connectivity and value-added
 services                                   5,179,920    49.0    (5.9)
Cost of systems integration revenues        3,173,211    30.0   (30.7)
Cost of equipment sales                     1,254,073    11.9   (16.3)
                                       -------------------------------
                 Total costs                9,607,204    90.9   (15.4)

Sales and marketing                           894,340     8.5   (21.8)
General and administrative                    511,604     4.9    (4.9)
Research and development                      116,950     1.1   (25.6)
                                       -------------------------------
              Total costs and
              expenses                     11,130,098   105.4   (15.6)

                                       -------------------------------
Operating income(loss)                       (566,520)   (5.4) (141.6)
                                       -------------------------------

Other income(expenses)                       (228,058)   (2.1) (788.4)

                                       -------------------------------
Income(Loss) before income tax
 expense(benefit)                            (794,578)   (7.5) (327.3)
                                       -------------------------------

Income tax expense(benefit)                   137,936     1.3  (303.3)
Minority interests in consolidated
 subsidiaries                                  41,813     0.4  (216.5)
Equity in net loss of equity method
 investees                                 (1,375,338)  (13.0)  (95.8)

                                       -------------------------------
Net income(loss)                           (2,266,039) (21.4%)(187.3%)
                                       ===============================

Basic Net Income(Loss) Per Share             (100,802)
Basic Net Income(Loss) Per ADS
 Equivalent                                    (50.40)
Weighted Average Number of Shares              22,480
Weighted Average Number of ADS
 Equivalents                               44,960,000


                                             Sequential Comparison
                                                 Sep 30, 2003
                                       -------------------------------
                                                       % of
                                                      Total     QOQ
                                            JPY      Revenues   Chg %
                                       -------------------------------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services            3,236,405    35.2%   (1.0%)
      Dial-up access services                783,589     8.5     (0.5)
      Value-added services                 1,080,876    11.8      4.0
      Other                                  536,389     5.9     (2.1)
                                       -------------------------------
            Total connectivity and
             value-added services          5,637,259    61.4     (0.1)

      Systems integration revenues         2,549,379    27.7     13.3
      Equipment sales                        998,621    10.9     11.2
                                       -------------------------------
              Total revenues                9,185,259   100.0      4.9
                                       -------------------------------

Costs and expenses:
Cost of connectivity and value-added
 services                                  5,126,708    55.8     (4.9)
Cost of systems integration revenues       2,275,704    24.8     (3.4)
Cost of equipment sales                      934,711    10.2     12.3
                                       -------------------------------
                  Total costs              8,337,123    90.8     (2.5)

Sales and marketing                        1,099,560    12.0    (36.4)
General and administrative                   482,218     5.2      0.9
Research and development                      96,118     1.0     (9.5)
                                       -------------------------------
             Total costs and
             expenses                     10,015,019   109.0     (6.2)

                                       -------------------------------
Operating income(loss)                      (829,760)   (9.0)  (128.4)
                                       -------------------------------

Other income(expenses)                      (157,294)   (1.7)(1,098.1)

                                       -------------------------------
Income(Loss) before income tax
 expense(benefit)                           (987,054)  (10.7)  (282.9)
                                       -------------------------------

Income tax expense(benefit)                 (571,642)   (6.2)   (50.9)
Minority interests in consolidated
 subsidiaries                                186,931     2.0   (126.1)
Equity in net loss of equity method
 investees                                   (49,945)   (0.5)    16.8

                                       -------------------------------
Net income(loss)                            (278,426)  (3.0%) (810.8%)
                                       ===============================

Basic Net Income(Loss) Per Share             (10,082)
Basic Net Income(Loss) Per ADS
 Equivalent                                    (5.04)
Weighted Average Number of Shares             27,617
Weighted Average Number of ADS
 Equivalents                              55,233,050

Note (1):The translation of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 107.13 =$1, the approximate rate of exchange on Dec 31, 2003.


                                              Appendix 2

                    INTERNET INITIATIVE JAPAN INC.
                     -----------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
           ------------------------------------------------
         For the Nine Months Ended Dec 31, 2003 and Dec 31, 2002 (Expressed in Thousands of Japanese Yen (JPY) and U.S.
          Dollars (USD) Except for Per Share and ADS Data) (1)

                                          Year-over-year Comparison
                                                 Dec 31, 2003
                                       -------------------------------
                                                                % of
                                                               Total
                                         USD (1)       JPY    Revenues
                                       -------------------------------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services             91,120  9,761,680    35.9%
      Dial-up access services               21,754  2,330,551     8.6
      Value-added services                  29,802  3,192,670    11.8
      Other                                 14,760  1,581,204     5.8
                                       -------------------------------
            Total connectivity and
             value-added services          157,436 16,866,105    62.1

      Systems integration revenues          73,240  7,846,238    28.9
      Equipment sales                       22,871  2,450,117     9.0
                                       -------------------------------
                Total revenues             253,547 27,162,460   100.0
                                       -------------------------------

Costs and expenses:
Cost of connectivity and value-added
 services                                  142,235 15,237,607    56.1
Cost of systems integration revenues        63,453  6,797,764    25.0
Cost of other equipment sales               21,426  2,295,320     8.5
                                       -------------------------------
              Total costs                  227,114 24,330,691    89.6

Sales and marketing                         25,871  2,771,562    10.2
General and administrative                  14,754  1,580,597     5.8
Research and development                     2,606    279,182     1.0
                                       -------------------------------
       Total costs and expenses            270,345 28,962,032   106.6

                                       -------------------------------
Operating loss                             (16,798)(1,799,572)   (6.6)
                                       -------------------------------

Other income(expenses)                      11,278  1,208,265     4.4

                                       -------------------------------
Loss before income tax expense(benefit)     (5,520)  (591,307)   (2.2)
                                       -------------------------------

Income tax expense(benefit)                (11,594)(1,242,083)   (4.6)
Minority interests in consolidated
 subsidiaries                                3,670    393,107     1.5
Equity in net loss of equity method
 investees:
    Equity method net loss                    (912)   (97,740)   (0.4)
    Impairment loss on investment,
     advances and deposits for
     Crosswave                             (16,055)(1,719,981)   (6.3)

                                       -------------------------------
Net loss                                    (7,223)  (773,838)  (2.8%)
                                       ===============================

Basic Net Loss Per Share                              (26,198)
Basic Net Loss Per ADS Equivalent                      (13.10)
Weighted Average Number of Shares                      29,538
Weighted Average Number of ADS
 Equivalents                                       59,076,611



                                            Year-over-year Comparison
                                                  Dec 31, 2002
                                       -------------------------------
                                                         % of
                                                        Total    YoY
                                             JPY       Revenues Chg %
                                       -------------------------------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services             10,473,722    33.8% (6.8%)
      Dial-up access services                2,390,179     7.7   (2.5)
      Value-added services                   2,671,448     8.6   19.5
      Other                                  1,344,530     4.4   17.6
                                       -------------------------------
            Total connectivity and
             value-added services           16,879,879    54.5   (0.1)

      Systems integration revenues          10,107,204    32.6  (22.4)
      Equipment sales                        3,994,039    12.9  (38.7)
                                       -------------------------------
                 Total revenues             30,981,122   100.0  (12.3)
                                       -------------------------------

Costs and expenses:
Cost of connectivity and value-added
 services                                   15,353,621    49.6   (0.8)
Cost of systems integration revenues         8,842,530    28.5  (23.1)
Cost of other equipment sales                3,778,191    12.2  (39.2)
                                       -------------------------------
              Total costs                   27,974,342    90.3  (13.0)

Sales and marketing                          2,386,931     7.7   16.1
General and administrative                   1,543,002     5.0    2.4
Research and development                       301,304     1.0   (7.3)
                                       -------------------------------
       Total costs and expenses             32,205,579   104.0  (10.1)

                                       -------------------------------
Operating loss                              (1,224,457)   (4.0)  47.0
                                       -------------------------------

Other income(expenses)                        (909,141)   (2.9)(232.9)

                                       -------------------------------
Loss before income tax expense(benefit)     (2,133,598)   (6.9) (72.3)
                                       -------------------------------

Income tax expense(benefit)                    814,109     2.6 (252.6)
Minority interests in consolidated
 subsidiaries                                  131,909     0.4  198.0
Equity in net loss of equity method
 investees:
    Equity method net loss                  (4,371,424)  (14.1) (97.8)
    Impairment loss on investment,
     advances and deposits for
     Crosswave

                                       -------------------------------
Net loss                                    (7,187,222) (23.2%)(89.2%)
                                       ===============================

Basic Net Loss Per Share                      (319,716)
Basic Net Loss Per ADS Equivalent              (159.86)
Weighted Average Number of Shares               22,480
Weighted Average Number of ADS
 Equivalents                                44,960,000

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Dec 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 107.13 =$1, the approximate rate of exchange on Dec 31, 2003.




                                                  Appendix 3

                    INTERNET INITIATIVE JAPAN INC.
                    ------------------------------
                CONSOLIDATED BALANCE SHEETS(UNAUDITED)
                ---------------------------------------
          As of Dec 31, 2003, Dec 31, 2002 and Sept 30, 2003
         (Expressed in Thousands of Japanese Yen (JPY) and U.S.
          Dollars (USD))(1)


                                            Dec 31, 2003
                           -------------------------------------------
                                  USD (1)     JPY         %
                           -------------------------------------------
ASSETS
---------------------------
Current Assets:
Cash and cash equivalent           113,326  12,140,595   31.5%
Accounts receivable, net            61,982   6,640,226   17.3
Inventories                          1,832     196,252    0.5
Prepaid expenses                     8,171     875,338    2.3
Other current assets                 3,657     391,766    1.0

                           -------------------------------------------
   Total current assets            188,968  20,244,177   52.6

Investments in and Advances
 to Equity Method Investees          9,560   1,024,126    2.7
Other Investments                   54,344   5,821,912   15.1
Property and Equipment, net         78,861   8,448,327   22.0
Restricted Cash
Guarantee Deposits                  19,382   2,076,387    5.4
Other Assets                         7,934     849,954    2.2

                           -------------------------------------------
            Total assets           359,049  38,464,883  100.0%
                           ===========================================

LIABILITIES AND
---------------------------
      SHAREHOLDERS'
 EQUITY(CAPITAL DEFICIENCY)
---------------------------
Current Liabilities:
Short-term borrowings               63,142   6,764,410   17.6%
Accounts payable                    43,047   4,611,586   12.0
Accrued expenses                     4,798     513,996    1.3
Other current liabilities            5,554     594,974    1.5
Long-term borrowings-
 current portion                     18,177   1,947,309   5.1
Capital lease obligations-
 current portion                    22,548   2,415,596    6.3

                           -------------------------------------------
 Total current liabilities         157,266  16,847,871   43.8

Long-term Borrowings                18,160   1,945,434    5.0
Convertible Notes                  110,445  11,832,000   30.7
Capital Lease Obligations-
 Noncurrent                         26,155   2,801,993    7.3
Accrued Retirement and
 Pension Costs                         631      67,557    0.2
Other Noncurrent
 Liabilities                         1,683     180,329    0.5

                           -------------------------------------------
         Total liabilities         314,340  33,675,184   87.5
                           -------------------------------------------

Minority Interest                    4,540     486,388    1.3
                           -------------------------------------------

Shareholders' Equity(Capital
 Deficiency):
Common stock(2)                    128,492  13,765,372   35.8
Additional paid-in
 capital(2)                        220,645  23,637,628   61.5
Accumulated deficit               (330,992)(35,459,129) (92.2)
Accumulated other
 comprehensive income               22,025   2,359,503    6.1
Treasury stock                          (1)        (63)   0.0

                           -------------------------------------------
   Total shareholders'
   equity(capital deficiency)       40,169   4,303,311   11.2

    Total liabilities
    and shareholders'
    equity(capital deficiency)     359,049  38,464,883  100.0%
                                  ========= =========== ==============


                              Dec 31, 2002          Sep 30, 2003
                           -------------------------------------------
                                   JPY        %        JPY         %
                           -------------------------------------------
ASSETS
---------------------------
Current Assets:
Cash and cash equivalent     4,270,613       11.4%  11,782,935   30.7%
Accounts receivable, net     7,305,169       19.5    6,726,563   17.5
Inventories                    813,863        2.2      268,519    0.7
Prepaid expenses               882,854        2.4      654,269    1.7
Other current assets           135,828        0.4      464,418    1.2

                           -------------------------------------------
     Total current assets   13,408,327       35.9   19,896,704   51.8

Investments in and Advances
 to Equity Method Investees  4,522,602       12.1    1,106,062    2.9
Other Investments            3,461,695        9.2    5,513,137   14.3
Property and Equipment, net  8,898,123       23.8    9,108,783   23.7
Restricted Cash              5,000,000       13.4
Guarantee Deposits           1,369,596        3.7    2,080,764    5.4
Other Assets                   699,998        1.9      728,580    1.9

                           -------------------------------------------
            Total assets        37,360,341  100.0%  38,434,030  100.0%
                           ===========================================

LIABILITIES AND
---------------------------
      SHAREHOLDERS'
 EQUITY(CAPITAL DEFICIENCY)
---------------------------
Current Liabilities:
Short-term borrowings               4,510,000  12.1%  4,304,906  11.2%
Accounts payable                    5,852,779  15.7   4,856,325  12.6
Accrued expenses                      364,366   1.0     489,568   1.3
Other current liabilities             570,719   1.5     410,577   1.1
Long-term borrowings-
 current portion                    1,200,000   3.2   2,946,377   7.7
Capital lease obligations-
 current portion                    2,424,701   6.5   2,588,505   6.7

                           -------------------------------------------
  Total current liabilities        14,922,565  40.0  15,596,258  40.6

Long-term Borrowings                3,400,000   9.1   1,982,612   5.2
Convertible Notes                  15,000,000  40.1  15,000,000  39.0
Capital Lease Obligations-
 Noncurrent                         3,463,132   9.3   3,198,073   8.3
Accrued Retirement and
 Pension Costs                         75,047   0.2      69,794   0.2
Other Noncurrent
 Liabilities                          184,847   0.5     193,043   0.5

                           -------------------------------------------
    Total liabilities              37,045,591  99.2  36,039,780  93.8
                           -------------------------------------------

Minority Interest                     900,837   2.4     437,678   1.1
                           -------------------------------------------

Shareholders' Equity(Capital
 Deficiency):
Common stock(2)                     7,082,336  18.9  13,765,372  35.8
Additional paid-in
 capital(2)                        17,068,353  45.7  23,637,628  61.5
Accumulated deficit               (25,395,691)(68.0)(37,438,265)(97.4)
Accumulated other
 comprehensive income                 658,915   1.8   1,991,900   5.2
Treasury stock                                              (63)  0.0

                           -------------------------------------------
   Total shareholders'
   equity(capital deficiency)        (586,087) (1.6)  1,956,572   5.1

    Total liabilities
    and shareholders'
    equity(capital deficiency)     37,360,341 100.0% 38,434,030 100.0%
                                   ===================================

Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to Dec 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY107.13 =$1, the approximate rate of exchange on Dec 31, 2003. Note (2): New 12,615 shares have been issued on Sep 17, 2003, in the net proceeds of JPY11,886,887.


                                                     Appendix 4

                    INTERNET INITIATIVE JAPAN INC.
                --------------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)
     ------------------------------------------------------------
       For the Three Months Ended Dec 31, 2003, Dec 31, 2002 and Sept 30, 2003 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

                               Dec 31,           Dec 31,     Sept 30,
                                2003              2002          2003
                           -----------------    --------    ----------
                             USD (1)     JPY       JPY          JPY
                            ------------------- ---------- -----------
Operating Activities:
Net income (loss)             18,474  1,979,136 (2,266,039)  (278,426)
Depreciation and
 amortization                  9,374  1,004,236    942,854    983,736
Provision for
 doubtful accounts              (377)   (40,428)    59,019    313,968
Equity method net
 loss                            545     58,354  1,375,338     49,945
Minority interests in
 net income (loss) of
 consolidated
 subsidiaries                    455     48,710    (41,813)  (186,931)
Foreign exchange
 losses                          115     12,279     32,834      3,282
Gain on retirement of
 convertible bonds              (830)   (88,975)         -          -
Net losses (gains) on
 other investments           (14,301)(1,532,033)         -     50,490
Decrease (increase)
 in accounts
 receivable                    1,292    138,452    493,961 (1,100,671)
Increase (decrease)
 in accounts payable            (656)   (70,261) 1,033,939    216,306
Decrease (increase)
 in inventories                  674     72,267   (398,092)    72,432
Deferred income taxes         (2,672)  (286,208)   132,230   (577,444)
Other                         (1,957)  (209,740)  (111,975)   (73,111)
                             -----------------------------------------
Net cash provided by
 (used in) operating
 activities                   10,136  1,085,789  1,252,256   (526,424)
                             -----------------------------------------

Investing Activities:
 Purchase of property
  and equipment               (3,170)  (339,621)  (505,169)  (148,007)
 Proceeds from sales
  of other investment         18,173  1,946,875          -    122,650
 Purchase of other
  investments                    (56)    (6,039)   (28,377)  (304,517)
 Refund of guarantee
  deposits-net                     6        727     22,972      1,199
 Other                            (2)      (225)   (30,506)     9,875
                             -----------------------------------------
 Net cash provided by
  (used in) investing
  activities                  14,951  1,601,717   (541,080)  (318,800)
                             -----------------------------------------

Financing Activities:
Repayments of long-
 term borrowings              (9,673)(1,036,247)  (200,000)   (36,017)
Repurchase of
 convertible notes           (28,446)(3,047,460)         -          -
Principal payments
 under capital leases         (6,267)  (671,339)  (651,546)  (671,376)
Net increase
 (decrease) in short-
 term borrowings              22,958  2,459,505   (322,254)(1,370,436)
Proceeds from
 issuance of common
 stock                             -          -          - 11,886,887
                             -----------------------------------------
Net cash provided by
 (used in) financing
 activities                  (21,428)(2,295,541)(1,173,800) 9,809,058
                             -----------------------------------------

Effect of Exchange Rate
 Changes on Cash                (320)   (34,305)   (39,516)        94

                             -----------------------------------------
Net Increase (Decrease) in
 Cash                          3,339    357,660   (502,140) 8,963,928
                             -----------------------------------------

Cash, Beginning of Period    109,987 11,782,935  4,772,753  2,819,007

                             -----------------------------------------
Cash, End of Period          113,326 12,140,595  4,270,613 11,782,935
                             =========================================


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY107.13 =$1, the approximate rate of exchange on Dec 31, 2003.


    CONTACT: Internet Initiative Japan Inc.
             Taisuke Ono/Hiroaki Tsuno, 81-3-5259-6500 ir@iij.ad.jp